StarTribune

October 30, 2006

BUSINESS

Gene Sit, who instilled his passion for investing into five of his six children, has proved that investment firms don't have to be huge to do well for their customers.



JIM GEHRZ • jgehrz@startribune.com

Gene Sit, center, runs Sit Investments, founded 25 years ago, with the help of his children (left to right, behind Gene): Roger, Ray, Rob, Debra and Ron. Ron's twin brother, Richard, not pictured, is the "black sheep" — he works for IBM. Roger Sit, 44, was named president of the firm a few months ago.

FAMILY ASSETS

ON BUSINESS
NEAL ST. ANTHONY

Gene Sit, who came to America as a penniless kid in 1947, was holding court the other night at the Edina Country Club.

A few hundred folks he has helped make wealthy over the years listened intently as Sit presided over the 25th anniversary celebration for his firm, Sit Investments Associates. The conservative Sit is aghast at a government that has run hundreds of billions in the red during an economic recovery, and a citizenry that can't seem to save a buck anymore.

He's also worried about the latest Wall Street trends, the greed driving short-term-oriented hedge funds and the slipshod ethics of dozens of chief executives and their boards who've been caught up in the latest compensation-related scandal at the top of the capitalist pyramid.

"When you are in a position of responsibility you owe to your customers, investors and the public a high degree of integrity and trust," he said. "Some didn't meet a minimum standard."

In nearly a half-century as an analyst and investor, Sit has made a few bad investment calls. Some clients walked out when his growth funds were tanking during the 2000-02 stock market decline. But he's got a reputation as a straight shooter. And he's lived the American dream without a lot of fanfare.

"He has an immense, deep feeling of gratitude to this country," said former Gov. Arne Carlson, a friend and chairman of the board of directors at the rival Ameriprise Funds. "He's an extraordinary community leader who has not been in the limelight. He's an entrepreneur who did well and shared with the community."

Sit, 68, left a cushy job and six-figure payday at the former IDS Financial Services to pool $1 million — most of it his own money — to start his own company in 1981, the last year of a harsh bear market. Today, the 75-person, $7 billion-asset firm is an established boutique that has posted solid long-term returns among its several mutual funds and hundreds of private accounts. Sit has proven that a smaller operator still can thrive on the strength of a good reputation, performance and service.

In 2000, as its growth-oriented stock portfolios zoomed, Sit Investments was courted by larger money managers offering up to $300 million for the firm, which had capital of less than $100 million.

"It's probably worth less than that now," quipped Sit, whose family owns about two-thirds of the firm. "But I still have a passion for this, to invest money, to meet the best and brightest in every field. And this business can keep you humble."

In short, Sit Investments is not for sale.

Sit's love of the business is shared by five of his six children who have joined Sit Investments over the years:

Roger, 44, a onetime Air Force officer and Goldman Sachs executive who returned to Minneapolis in 1998, was named president of the firm a few months ago.

Ron, 47, is a veteran consumer-company analyst. Debra, 46, is a bond-investment portfolio manager at a shop where two-thirds of the assets are invested in fixed-income securities. Ray, 41, is an analyst for Sit's international portfolios. Rob, 37, is a technology-stock analyst.

Richard, Rob's twin, is the "black sheep" — he holds a doctorate in computer science and works for IBM.

There's also a healthy contingent of non-family members at the firm, including Peter Mitchelson, an understated stock strategist who left IDS with Sit in 1981, and Mike Brilley, the veteran head of the fixed-income department who runs several government-bond funds that have been Morningstar five-star performers over the years.

Whether you plunk $1 million or so into a private account or $2,500 into a mutual fund at Sit, one thing's for sure: You are investing right along with the owners and top management.

Most of the Sit family's assets are at work there, too. Gene Sit and his family, as well as other executives, in addition to about $100 million in accrued capital own about 10 percent of the $1.4 billion in mutual funds run by the company.

"We put our money where our mouth is," Roger Sit said.

The composite private portfolios run by Sit generally outperform their peer group, according to an analysis provided by Frank Russell Co. And most of the growth-stock funds are above-average performers over the past decade, according to Morningstar. The Sit international and technology funds have lagged behind their peer groups.

On balance, Morningstar rates the mutual fund family performance a respectable 3.6 on a 5-point scale.

BUSINESS cont.

Roger, the last Sit kid to enter the business, is an even-keeled engineer and manager who worked on a space-missile system in the 1980s. He was the consensus pick to succeed Gene as president.

"My father recommended me, and I have a little more interest in managing than the others, and my skill set lends itself to being a manager," Roger Sit said. "Fortunately, we get along. We have our differences. But, ultimately, there is only one president."

Gene Sit remains chief investment officer and chairman of the investment committee.

"Our compensation is skewed toward how you do for our clients' portfolio [over the long-term]," Gene Sit said. "We all have the same criteria, whether family or not."

The Sit children usually started out as clerks or in other bottom-rung jobs, particularly in the early years when Gene was paying himself a tenth of his IDS compensation and struggling to help with their college education.

The kids still defer in public to their father, but everybody gets a say when it comes to picking stocks and bonds.

"I always say that I prefer a committee of one," Roger Sit quipped. "But everyone is an expert in their given area of responsibility, whether energy stocks or Asia. Everyone is valued. We're also smart enough to know that we don't know everything."

Gene Sit was born to landowning parents in southern China. His family dodged Japanese troops during World War II. He was kidnapped as a 7-year-old boy and held for several months with his brother until they were released for ransom. Sit and his brother came to America just ahead of the Communist revolution that swept China in 1949 and outlawed private property.

Sit's father, who was 63 when Gene was born, died penniless in the United States, leaving his son in the care of working-class Arkansas relatives.

Gene was a good student in the Arkansas public schools and won a scholarship to DePaul University in Chicago. He worked for several pension funds before joining IDS in 1968, where he helped start a couple of flagship stock funds. Sit pioneered the firm's investments in Asia when he bought Sony stock in Japan in 1969.

He returned to China in 1979 and has been a regular hunter of investments and art there, with some of the artwork adorning the Sit offices in the IDS Center.

"In 1979, nobody in China had any money," he recalled. "Now they own billions of U.S. debt. And I've been outbid at art auctions by Chinese! They have a lot of money."

Sit still jogs around his Edina neighborhood. And he still gets excited analyzing the economy and picking stocks. He's enjoyed becoming a millionaire, and a philanthropist.

Sit and his wife, Gail, spearheaded the Minnesotans' Military Appreciation Fund. It makes grants to Minnesotans who've served in combat zones since Sept. 11, 2001, and to the families of those wounded or killed. Sit also has been a benefactor of numerous charities. He has served the boards of the Minnesota Orchestra, the Minneapolis Institute of Arts and Carleton College.

"We embrace this community because we've been very fortunate," he said. "This community has been good to us."

Neal St. Anthony • 612-673-7144 • nstanthony@startribune.com